SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF TRANSACTION WITH RELATED PARTY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A
CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9
OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby in compliance with Annex 30-XXXIII of CVM Instruction No. 552, dated October 9, 2014, hereby informs its shareholders and the market in general of the following related party transaction:

Related Party Names	Centrais Elétricas do Norte do Brasil S.A (“Eletronorte”) and Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil (“CGT Eletrosul”).
Issuer Relationships

Both companies are subsidiaries of Centrais Elétricas Brasileiras S/A (“Eletrobras”), with the Federal Government, Eletrobras controlling shareholder, holding a direct stake in Eletronorte of approximately 0.001% of the share capital.

Date of the transaction	June 26, 2020
Object of the Agreement

Execution of the Debt Confession Term referring to the open invoices of CGT Eletrosul with Eletronorte, resulting from the Electric Energy Purchase Contracts in the Free Contracting Environment CliqCCEE 334741, related to the periods from March to November/2019, and CliqCCEE 661793, related to the periods from July to November/2019, containing the conditions for their payment in installments (“Term”).

Main Terms and Conditions

a.    On 07/31/2013, the parties entered into the CliqCCEE 334741 contract, volume average 55MW, supply period from 01/01/2019 to 12/31/2023;

b.    On 08/11/2014, the parties signed the CliqCCEE 661793 contract, volume 80 MW average, supply period from 07/01/2014 to 12/31/2019.

CGT Eletrosul has a debt with Eletronorte arising from the contracts above, which is why the Parties decided to sign the Term.

Consolidated view of the conditions of the executed Term:

Base Date: 12/31/2019

Value: R$ 152,992,280.33

Term: 40 months from the signing of the Term

Grace Period: 4 months from the signing of the Term

Amortization System: SAC

Amortization: 36 monthly and successive installments, with the first one due in the month following the grace period

Interest: 40 monthly and successive installments, with the first one due in the month following the signature

Interest Rate: 100% of accumulated variation DI pro rata temporis

Spread: 1.9% p.y. plus DI variation calculated exponentially and cumulatively pro rata temporis

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Detailed justification of the reasons why the Company's Management considers that the transaction observed commutative conditions or provides for adequate compensatory payment

The negotiation of the terms and conditions of the transaction was conducted directly by the executives of each Party, valuing transparency, impartiality without conflict of interest and in compliance with market conditions.

Eventual participation of the counterparty, its partners or administrators in the decision process of the issuer's subsidiary regarding the transaction or the negotiation of the transaction as representatives of the Company, describing these interests.

The transaction was evaluated on April 14, 2020 by the Statutory Audit Committee of Eletrobras and its subsidiaries, in advising the Boards of Directors of the subsidiaries CGT-Eletrosul and Eletronorte, which expressed itself in favor of the proposal to approve the confession term between the mentioned subsidiaries.

Rio de Janeiro, June 30, 2020.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.